Exhibit 10.1

PRESS RELEASE

Magic Software’s uniPaaS Comprehensive Application Platform for Full Client,
RIA, and SaaS Offering Gains Momentum

ISV community, customers and new partners welcome and endorse the new offering at MUSE 2008

Or-Yehuda, Israel, July 23, 2008 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of application platform, and business and process integration solutions, today announced that its uniPaaS (previously code-named G5) application platform product range has gained strong support at the UK Magic User Group convention last week. MUSE 2008, the UK annual convention of Magic Software’s community, brought together ISV’s, customers and Magic Software representatives for a 2 days event that included information sharing sessions as well as focused training and best practices.

uniPaaS is Magic Software’s comprehensive application platform, the next generation of the company’s award-winning eDeveloper series. It is also the industry’s first unitary RIA and SaaS-enabled Application Platform (SEAP). uniPaaS offers our customers the power to choose how they deploy their applications, whether Full Client, or Web; on-premise or on-demand; software or Software-as-a-Service; global or local deployment. By offering technology transparency, uniPaaS enables customers to focus on their business requirements rather than technological means. For RIA, uniPaaS uses a single development paradigm and automatically handles all Client and Server partitioning, thus reducing the time and costs associated with the development and deployment of Rich Internet Applications. In addition, application owners can leverage their initial investment when moving from Full Client mode to RIA and SaaS and back again. With uniPaaS you deploy the most profitable applications quicker than ever before, and at an unprecedented low cost of ownership.

Several UK based ISV’s participated in the uniPaaS RIA beta program and were able to evaluate it and assess its usefulness for their business. Meni Gani, chief executive officer of OKOSH-BOM, a leading global system integrator and ISV originated in the UK, commented: “We have been confronted for some time now with a growing competition from RIA platforms as well as SaaS solution providers, and the uniPaaS release is very timely. The new RIA user interface enables us to deliver full application functionality that so far was possible only with Fat Client implementations. We anticipate a significant business advantage here. Thanks to its compatibility with eDeveloper V10 and hybrid deployment capabilities, we are able to immediately use the existing code and migrate to uniPaaS and ultimately maintain only one version of our applications for all the different deployment modes.”

Geoff Griffiths, chief executive officer of Topaz Computers Systems expressed similar views: “We have a financial management solution aimed at medium to large corporate enterprises, which is implemented in a traditional Client Server model. So far, we chose to minimize our solution web capabilities since we were not able to deliver enough functionality without replicating eDeveloper code. uniPaaS changes this. The ability to deliver the existing Client Server functionality over the web, without a Client installation, is going to be an important cost reduction factor. It also opens for us new perspectives to cooperate with SaaS providers and target new customers looking for a service model, something that we did not think we would be able to do on our own.”

Another key participant in MUSE was OpSource, one of the world’s leading providers of Web operations for software as a service and web companies. Magic Software and OpSource are developing a partnership that would enable Magic Solution Providers (ISVs) to host and deliver their RIA business applications over the web, via OpSource. “I’m very impressed with the quality and diversity of the solution portfolio represented in this event,” said Conor Halpin, vice president EMEA of OpSource. “Magic Software has done a terrific job in enabling its ISV’s to easily migrate their applications to a service delivery model,” he added.

“We are very encouraged by the enthusiastic reception that our UK community expressed for uniPaaS,” said Avigdor Luttinger, vice president corporate strategy of Magic Software. “We see a positive momentum building up, following the great reception of uniPaaS at MIUG, the Magic International User Group in the US that took place on May, and fresh independent industry analyst coverage,” Luttinger added.

Magic Software’s uniPaaS will be presented and demonstrated in various events including Gartner’s Web Innovation Summit: Profiting from Web 2.0, SaaS and Cloud Computing, 15-17 September 2008 at Hyatt Regency Century Plaza, Los Angeles, CA, USA: http://www.gartner.com/it/page.jsp?id=648611. For additional Magic Software events, please visit: http://www.magicsoftware.com/58-en/Magic.aspx.

About uniPaaS offering
uniPaaS supports all deployment models including: uniPaaS Full Client – Magic Software’s application platform that enables straightforward application development and deployment. It also allows businesses to leverage their existing IT investments; uniPaaS RIA – using a single development paradigm, uniPaaS automatically handles all Client and Server partitioning, thus reducing the time and costs associated with the development and deployment of Rich Internet Applications; and uniPaaS SaaS – for those wanting to move to the Software-as-a-Service business model.

In addition, application owners can leverage their initial investment when moving from Full Client mode to RIA and SaaS and back again. The uniPaaS product line allows Magic Software customers, application owners and ISVs to extend their service and product offerings to both RIA and SaaS, while significantly lowering their application maintenance and delivery costs.

For more information on uniPaaS, please visit: http://www.magicsoftware.com/2559-en/uniPaaS.aspx.

To be a part of Magic Software’s uniPaaS community subscribe to our Magic Link newsletter here: http://www.magicsoftware.com/114-en/Magic.aspx

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a leading provider of business integration, application development and deployment tools. Magic Software has a presence in over 50 countries as well as a global network of ISV’s, system integrators, value-added distributors and resellers, consulting and OEM partners. The company’s award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Magic Software is a subsidiary of Formula Systems in the Emblaze Group of companies.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Press contacts:

Cathy Caldeira
Metis Communications
Tel: +1-617-236-0500
magicsoftware@metiscomm.com